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02022764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 53267

RECD S.E.C.
JUN 3 2002
526

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/09/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Vantage Securities Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1904 Barrington Pkwy
(No. and Street)

Papillion,	NE	68046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Miller (402) 339-2387
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hayes & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

1015 N. 98th St. Ste 200	Omaha	NE	68114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Vantage Securities, as of Dec. 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
SANDRA J. PRAGER
My Comm. Exp. Feb. 4, 2006

Signature

President

Title

Sandra J Prager

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Global Vantage Securities, Ltd.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
For the period January 9, 2001 (date of inception) through December 31, 2001

TABLE OF CONTENTS

HAYES & ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Global Vantage Securities, Ltd.

We have audited the accompanying balance sheet of Global Vantage Securities, Ltd. (a non-public corporation) as of December 31, 2001, and the related statements of income and cash flows for the period January 9, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Vantage Securities, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the period January 9, 2001 (date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Hayes & Associates, LLC

Omaha, NE
March 19, 2002

Westroads Pointe • 1015 N. 98th St., Suite 200 • Omaha, Nebraska 68114 • 402.390.2480 TEL • 402.390.0885 FAX • www.hayes-cpa.com
North Office • 2510 N. 24th St. • Omaha, Nebraska 68110 • 402.455.2829 TEL • 402.455.1551 FAX

Global Vantage Securities, Ltd
BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	13,963
OFFICE EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $104		940
SECURITY DEPOSIT		2,120
Total assets	$	17,023

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Note payable	$	1,525
Income tax payable		1,634
Total current liabilities		3,159
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1000 shares issued		1,000
Additional paid in capital		9,100
Retained earnings		3,764
Total stockholder's equity		13,864
Total liabilities and stockholder's equity	$	17,023

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
INCOME STATEMENT
For the period January 9, 2001 (date of inception)
through December 31, 2001

REVENUE		
Fees	$	66,019
EXPENSES		
Bank charges		62
Dues and subscriptions		342
Fidelity bond fees		315
GVS California office		49,674
Marketing-prospecting		30
NASD fees		2,388
Office supplies		539
Postage and delivery		106
Professional development		30
Professional fees		5,001
Software		187
Telephone		417
Travel and entertainment		1,426
Depreciation expense		104
Income tax expense		1,634
Total expenses		62,255
NET INCOME		3,764
RETAINED EARNINGS, BEGINNING OF PERIOD		-
RETAINED EARNINGS, END OF PERIOD	$	3,764

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
STATEMENT OF CASH FLOW
For the period January 9, 2001 (date of inception)
through December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,764
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		104
Increase in deposit		(2,120)
Increase in accounts payable		1,525
Increase in security income tax payable		1,634
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,907
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of equipment		(1,044)
Proceeds from issuance of common stock		1,000
Additional paid in capital		9,100
NET CASH PROVIDED BY FINANCING ACTIVITIES		9,056
NET INCREASE IN CASH		13,963
CASH, BEGINNING OF PERIOD		-
CASH, END OF PERIOD	$	13,963

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
NOTES TO THE FINANCIAL STATEMENTS
For the period January 9, 2001 (date of inception)
through December 31, 2001

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of Global Vantage Securities, Ltd. (the Corporation).

1. Organization

The Corporation was incorporated under the Business Corporation Act in the State of Nebraska on January 9, 2001. The Corporation assists other businesses with mergers and acquisition. The Corporation receives retainer fees for assisting other businesses raise capital and a percentage fee on the capital raised.

2. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting for both financial reporting and federal income tax purposes. Revenue is recognized when earned and expenses are recognized when incurred. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates.

3. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

4. Office Equipment

The Corporation depreciates office equipment using the straight-line method.

5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Corporation considers highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

NOTE B. RELATED PARTY TRANSACTIONS

At December 31, 2001 the Corporation had a note payable to the majority shareholder in the amount of $1,525. The note is to be paid back within twelve months and bears no interest.

NOTE C. GVS CALIFORNIA OFFICE

The GVS California office consists of expense paid by the California office. These expenses include salaries, payroll taxes, consulting services, utilities, telephone, subscriptions, and other operating costs

Supplemental Information

Global Vantage Securities, Ltd.
Statement of Changes in Stockholders' Equity
December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 9, 2001 (date of inception)	$ 1,000	$ 9,100	$ -	$ 10,100
Net income for the year ended December 31, 2001	-	-	3,764	3,764
Balance, December 31, 2001	$ 1,000	$ 9,100	$ 3,764	$ 13,864

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
Computation of Net Capital
December 31, 2001

Balance, January 9, 2001 (date of inception)		
Common stock	$ 1,000	
Additional paid-in capital	9,100	
		$ 10,100
Net income for the year ended December 31, 2001		3,764
Total stockholder's equity		13,864
Adjustments to net worth		
Fixed assets not readily convertible to cash		(940)
Security deposit		(2,120)
Net capital, December 31, 2001		$ 10,804

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
Reconciliation of Net Capital
December 31, 2001

Balance, January 9, 2001 (date of inception)		
Common stock	$ 1,000	
Additional paid-in capital	9,100	
		$ 10,100
Net income for the year ended December 31, 2001		3,764
Total stockholder's equity		13,864
Adjustments to net worth		
Fixed assets (net of depreciation) -not readily convertible to cash		(940)
Security deposit		(2,120)
Net capital, December 31, 2001		$ 10,804

Balance, December 31, 2001		
Clients unaudited computation of Net Capital	$ 12,098	
Adjustments to arrive at audited Net Capital		
Add: accounts payable written off	3,504	A
Less: income tax payable booked	1,634	B
Fixed assets not readily convertible to cash	1,044	
Security deposit	2,120	
Balance, December 31, 2001, audited net capital	$ 10,804	

A: Legal expenses recorded in client records adjusted upon audit.

B: Income tax payable and related expense for the year ended December 31, 2001 not recorded in client records.

See accompanying notes and independent auditor's report.

Global Vantage Securities, Ltd.
SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES
For the period January 9, 2001 (date of inception)
through December 31, 2001

There were no material inadequacies noted during the conduct of our audit.